UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

Form 8-K

CURRENT REPORT

PURSUANT TO SECTION 13 OR 15(d)

OF THE SECURITIES EXCHANGE ACT OF 1934

Date of Report (Date of earliest event reported): January 28, 2015

REYNOLDS AMERICAN INC.

(Exact Name of Registrant as Specified in Charter)

North Carolina	1-32258	20-0546644
(State or Other jurisdiction of Incorporation)	(Commission File Number)	(I.R.S. Employer Identification No.)

401 North Main Street

Winston-Salem, North Carolina 27101

(Address of Principal Executive Offices) (ZIP Code)

Registrant’s telephone number, including area code: 336-741-2000

Not Applicable

(Former Name or Former Address, if Changed Since Last Report)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions (see General Instruction A.2. below):

☒	Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐	Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐	Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Item 5.07 Submission of Matters to a Vote of Security Holders.

A special meeting of shareholders of Reynolds American Inc., referred to as RAI, was held on January 28, 2015, in Winston-Salem, North Carolina, referred to as the Special Meeting. At the Special Meeting, RAI shareholders were asked (1) to approve the issuance of RAI common stock, par value $0.0001 per share, to Lorillard, Inc., referred to as Lorillard, shareholders as consideration in the merger contemplated by the Agreement and Plan of Merger, dated as of July 15, 2014, as it may be amended from time to time, among Lorillard, a Delaware corporation, RAI and Lantern Acquisition Co., a Delaware corporation and wholly owned subsidiary of RAI, referred to as the Lorillard Share Issuance, and (2) to approve the issuance of RAI common stock, par value $0.0001 per share, to British American Tobacco p.l.c., a public limited company incorporated under the laws of England and Wales, referred to as BAT, directly or indirectly through one or more of its wholly owned subsidiaries, pursuant to the Subscription and Support Agreement, dated as of July 15, 2014, as it may be amended from time to time, among BAT, RAI and Brown & Williamson Holdings, Inc., a Delaware corporation and wholly owned subsidiary of BAT, referred to as the BAT Share Issuance. At the Special Meeting, RAI shareholders considered and acted upon the following proposals:

Item 1:	Approval of the Lorillard Share Issuance

By the vote reflected below, RAI shareholders approved the Lorillard Share Issuance:

For	Against	Abstentions

451,061,061	1,379,674	3,199,826

Item 2:	Approval of the BAT Share Issuance

By the vote reflected below, RAI shareholders approved the BAT Share Issuance:

For	Against	Abstentions

451,609,581	1,461,865	2,569,115

Item 8.01 Other Events

On January 28, 2015, RAI issued a press release announcing the results of the vote of RAI shareholders at the Special Meeting. A copy of the press release is attached to this Current Report on Form 8-K as Exhibit 99.1 and is incorporated by reference herein.

Item 9.01 Financial Statements and Exhibits.

(d)	Exhibits.

The following is filed as an Exhibit to this Current Report on Form 8-K.

Exhibit No.	Description

99.1	Press Release

ADDITIONAL INFORMATION

RAI filed with the Securities and Exchange Commission, referred to as the SEC, a registration statement on Form S-4 that includes the Joint Proxy Statement of RAI and Lorillard that also constitutes a Prospectus of RAI. The Registration Statement on Form S-4 was declared effective by the SEC on December 22, 2014. RAI and Lorillard commenced mailing the definitive joint proxy statement/prospectus to their respective shareholders on or about December 22, 2014. INVESTORS AND SHAREHOLDERS ARE URGED TO READ THE JOINT PROXY STATEMENT/PROSPECTUS AND OTHER RELEVANT DOCUMENTS FILED OR TO BE FILED WITH THE SEC CAREFULLY, OR ANY AMENDMENTS OR SUPPLEMENTS THERETO, WHEN THEY BECOME AVAILABLE BECAUSE THEY CONTAIN IMPORTANT INFORMATION ABOUT RAI, LORILLARD, THE PROPOSED MERGER, THE DIVESTITURE, THE SHARE PURCHASE AND RELATED TRANSACTIONS (COLLECTIVELY, REFERRED TO AS THE PROPOSED TRANSACTIONS) AND RELATED MATTERS. Investors and shareholders are able to obtain free copies of the Joint Proxy Statement/Prospectus and other documents filed with the SEC by RAI and Lorillard through the website maintained by the SEC at www.sec.gov. In addition, investors and shareholders are able to obtain free copies of the Joint Proxy Statement/Prospectus and other documents filed with the SEC by RAI by contacting RAI Investor Relations at raiinvestorrelations@reynoldsamerican.com or by calling (336) 741-5165 or at RAI’s website at www.reynoldsamerican.com , and are be able to obtain free copies of the Joint Proxy Statement/Prospectus and other documents filed with the SEC by Lorillard by contacting Lorillard Investor Relations at investorrelations@lortobco.com or by calling (336) 335-7000 or at Lorillard’s website at www.lorillard.com.

This communication is not intended to and does not constitute an offer to sell or the solicitation of an offer to subscribe for or buy or an invitation to purchase or subscribe for any securities or the solicitation of any vote or approval in any jurisdiction pursuant to the acquisition, the merger or otherwise, nor shall there be any sale, issuance or transfer of securities in any jurisdiction in contravention of applicable law. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.

RAI and Lorillard and certain of their respective directors and executive officers and employees may be considered participants in the solicitation of proxies from the respective shareholders of RAI and shareholders of Lorillard in respect of the Proposed Transactions contemplated by the Joint Proxy Statement/Prospectus. Information regarding the persons who may, under the rules of the SEC, be deemed participants in the solicitation of the respective shareholders of RAI and shareholder of Lorillard in connection with the Proposed Transactions, including a description of their direct or indirect interests, by security holdings or otherwise, is set forth in the Joint Proxy Statement/Prospectus filed with the SEC. Information regarding RAI’s directors and executive officers is contained in RAI’s Annual Report on Form 10-K for the fiscal year ended December 31, 2013, which is filed with the SEC. Information regarding Lorillard’s directors and executive officers is contained in Lorillard’s Annual Report on Form 10-K for the fiscal year ended December 31, 2013, which is filed with the SEC.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

Date: January 28, 2015

REYNOLDS AMERICAN INC.

By:	/s/ McDara P. Folan, III
Name:	McDara P. Folan, III
Title:	Senior Vice President, Deputy General Counsel and Secretary

EXHIBIT INDEX

Exhibit No.	Description

99.1	Press Release